Delisting Determination, The Nasdaq Stock Market, LLC, November 7, 2025, Office Properties Income Trust.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Office Properties Income Trust effective at the opening of the trading session on November 24, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(a)(1).The Company was notified of the Staff determination on September 25, 2025.
The Company did not appeal the Staff delist determination letter.
The Company securities were suspended on October 7, 2025. The
Staff determination to delist the Company security became final on October 7, 2025.